LOCK-UP AGREEMENT

July 11, 2011

WHEREAS Trelawney Mining and Exploration Inc. (the “Purchaser”) currently intends to make, or cause an affiliate to make, a take-over bid (the “Bid”) pursuant to which the Purchaser (or an affiliate of the Purchaser) would acquire all of the issued and outstanding common shares, (the “Shares”) in the capital of Augen Gold Corp. (“Target”);

AND WHEREAS the terms of any such Bid, if made, will include that the Purchaser will acquire all of the Shares, on the basis of 0.066 common shares (the “Trelawney Common Shares”) in the capital of the Purchaser for each Share;

AND WHEREAS ● (the “Securityholder”) is a beneficial owner of Shares and has agreed to enter into this Lock-Up Agreement;

AND WHEREAS, this Lock-Up Agreement shall apply to all Shares of which the Securityholder is the beneficial owner or over which it exercise control or direction, including any Shares which it acquires or over which it comes to exercise control or direction after the date hereof (collectively, the “Subject Shares”).

For good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.           Any capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in Schedule A hereto.

2.           The Purchaser currently intends that by not later than 9:00 a.m. (Toronto time) on July 11, 2011 the Purchaser shall publicly announce its intention to make the Bid in accordance with applicable Canadian provincial securities laws, and by not later than the close of business on July 15, 2011 the Purchaser shall commence the Bid in accordance with applicable Canadian provincial securities laws either by:

(a)
Publishing an advertisement containing a brief summary of the Bid in at least one major daily newspaper of general and regular paid circulation in the local jurisdiction of Target in English and in Quebec, if necessary, in French or in French and English; or

(b)	Sending the Circular to each holder of Shares and each holder of securities that are convertible into Shares, whose last address as shown on the books of Target is in Canadian province or territory.

The obligation of the Purchaser to take up and pay for the Subject Shares under the Bid shall be subject to the conditions set forth in Schedule B and such other conditions as the Purchaser, in its sole discretion, may include.  The conditions to the Bid are for the sole benefit of the Purchaser and any of such conditions may be waived by the Purchaser in whole or in part in its sole discretion at any time.

3.           The Securityholder and the Purchaser agree that the consideration to be provided to holders of Shares shall be 0.066 Trelawney Common Shares per Share and the conditions to the Bid shall be substantially in the form of the conditions set out in Schedule B hereto, together with such other conditions as the Purchaser, in its sole discretion, may include.  The Securityholder acknowledges and agrees that the Purchaser may, in its sole discretion, modify or waive any term or condition of the Bid; provided that the Purchaser shall not, without the prior written consent of the Securityholder, increase the Minimum Tender Condition, modify any condition of the bid set forth in Schedule B in a manner adverse to the Securityholder or holders of Shares generally (which for greater certainty does not include a waiver of a condition), decrease the consideration per Share, decrease the number of Shares in respect of which the Bid is made, change the form of consideration payable under the Bid (other than to increase the total consideration per Share and/or add additional consideration or consideration alternatives) or otherwise vary the Bid or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Securityholder.

Subject to the satisfaction or waiver of the conditions of the Bid, if the Bid is commenced, the Purchaser shall within the time periods required by applicable Canadian provincial securities laws take up and pay for the Shares deposited under the Bid.

4.           In the event that the Purchaser commences the Bid as contemplated herein, the Securityholder agrees with the Purchaser:

(a)
to accept the Bid and validly deposit or cause to be deposited and cause all acts and things to be done to deposit under the Bid all of the Subject Shares, together with a duly completed and executed letter of transmittal (or other appropriate instrument), not later than ten Business Days after the commencement of the Bid or, in respect of any Subject Shares acquired by, or over which the Securityholder comes to exercise control or direction over, after the date of commencement of the Bid, not later than ten Business Days after the acquisition of, or date on which it comes to exercise control or direction over, such Shares (and, in any event, prior to the expiry of the Bid on the Expiry Date); and

(b)
not to withdraw or cause to be withdrawn from the Bid such Shares as have been deposited to the Bid, or caused to be deposited to the Bid, by the Securityholder, unless this Lock-Up Agreement is first terminated in accordance with its terms.

5.           During the term of the Bid and provided that the Purchaser has complied with the terms thereof, the Securityholder agrees:

(a)
not to (i) solicit, initiate, encourage or assist any inquiry, proposal or offer from any person or group of persons which relates to, constitutes, or may reasonably be expected to lead to, in a single transaction or series of related transactions, an Acquisition Proposal (as defined below), (ii) enter into or participate in or continue any discussions or negotiations regarding, agree to, endorse or recommend, or enter into or propose to enter into any agreement, arrangement or understanding in relation to, an Acquisition Proposal, or (iii) make any public comment or statement, written or oral, which is inconsistent with the Securityholder’s agreement to support the Bid;

(b)
not sell, assign, transfer, alienate, gift, pledge, option, hedge or enter into any derivative transactions in respect of, or otherwise dispose of or encumber, (or agree to do any of the foregoing) any securities of Target, including, without limitation, any Shares, beneficially owned by such Securityholder or over which such Securityholder exercises control or direction, except pursuant to the Bid and except for transfers to an affiliate of the Securityholder where such affiliate executes an agreement on substantially the same terms as this Lock-Up Agreement or agrees to be bound by the provisions of this Lock-Up Agreement;

(c)
not grant or agree to grant to any person other than the Purchaser any proxy or other right to vote the Subject Shares or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Shares, call meetings of holders of Shares or give consents or approvals of any kind as to the Subject Shares;

(d)
not take any action that is inconsistent with the performance of its obligations under this Lock-Up Agreement including, without limitation, not doing indirectly anything which it is not permitted to do directly under the terms and conditions of this Lock-Up Agreement.

6.           For the purposes of this Lock-Up Agreement, a “Superior Bid” is any unsolicited bona fide written offer for the Subject Shares, any offer concerning any sale of Target or any of its material subsidiaries or any of their properties that are material to Target, or all or substantially all of Target’s assets or any amalgamation, arrangement, merger, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer or similar transaction involving Target which competes or interferes, by delay or otherwise with the Bid (an “Acquisition Proposal”) made to the board of directors of Target or directly to the Shareholders or Securityholder:

(i)	that is made after the date hereof; and

(ii)	that is in the Securityholder’s view, acting reasonably, more favorable to the Secuityholder, from a financial point of view, than the consideration per Share payable pursuant to the Bid.

7.           The Securityholder represents and warrants to the Purchaser that:

(a)
it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and the Securityholder has the corporate power and has received all requisite approvals to enter into this Lock-Up Agreement and to complete the transactions contemplated hereby;

(b)	this Lock-Up Agreement is a legal, valid and binding obligation of the Securityholder enforceable in accordance with its terms; and

(c)
the Securityholder owns or exercises control or direction over the number of Shares set forth opposite its signature on page 8 hereof, and no other securities of Target, and (i) immediately prior to the commencement of the Bid, the Securityholder will be the sole legal and beneficial owner of the such Shares and will have the exclusive right to dispose thereof as provided in this Lock-Up Agreement; (ii) the Securityholder is not a party to, bound or affected by or subject to, any charter or by-law provision, statute, regulation, judgment, order, decree or law which would be violated, contravened, breached by, or under which default would occur as a result of, the execution, delivery and performance of this Lock-Up Agreement and Securityholder is not a party to, bound or affected by or subject to any agreement or arrangement for voting any securities of Target which would be violated, contravened, breached by, or under which default would occur as a result of, the performance of this Lock-Up Agreement; and (iii) the Subject Shares to be acquired by the Purchaser from the Securityholder pursuant to the Bid will be acquired with good and marketable title, free and clear of any and all mortgages, liens, charges, encumbrances and adverse claims of or against the Securityholder.

8.           The Purchaser represents and warrants to the Securityholder that:

(a)
it is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and the Purchaser has the corporate power and has received all requisite approvals to enter into this Lock-Up Agreement and to complete the transactions contemplated hereby;

(b)	this agreement is a legal and valid and binding obligation of the Purchaser enforceable in accordance with its terms;

(c)
the Purchaser is not a party to, bound or affected by or subject to, any charter, by-law or Law which would be violated, contravened, breached by, or under which default would occur as a result of, the execution, delivery and performance of this Lock-Up Agreement and the Purchaser is not a party to, bound or affected by or subject to any agreement or arrangement which would be violated, contravened, breached by, or under which default would occur as a result of, the performance of this Lock-Up Agreement; and

(d)	no approval of the shareholders of the Purchaser is required with respect to the Bid.

Notwithstanding any of the foregoing representations and warranties in this Section 8, if the Purchaser enters into a support agreement with Target in respect of the Bid or any variation or change of the Bid, the Securityholder shall have the benefit of, and be entitled to rely on, the representations and warranties made by the Purchaser to Target in such support agreement and such representations and warranties shall be hereby incorporated by reference in this Lock-Up Agreement such that they form an integral pat of this Lock-Up Agreement.

9.           This Lock-Up Agreement may be terminated by notice in writing:

(a)	At any time by mutual consent of the Purchaser and the Securityholder;

(b)	By the Securityholder by notice to the Purchaser if:

(i)
The Purchaser has not complied in any material respect with its covenants contained herein or if any representation or warranty of the Purchaser under this Lock-Up Agreement is untrue or incorrect in any material respect;

(ii)	the Purchaser has not commenced the Bid within the time period provided for in Section 2;

(iii)	the terms of the Bid do not conform in all material respects with the description of the Bid contained in Section 2 and 3;

(iv)	the Purchaser has not taken up and paid for all the Shares deposited under the Bid in accordance with applicable Canadian provincial securities laws; or

(v)

(A)
the Securityholder has provided the Purchaser with notice in writing that there is a Superior Bid, together with documentation detailing the Acquisition Proposal, at least three Business Days prior to the date on which the Securityholder proposes to accept or enter into any agreement relating to such Superior Bid; and

(B)
three Business Days shall have elapsed (the “Right to Match Period”) from the date the Purchaser received the notice referred to in Section 9(b)(v)(A) from the Securityholder in respect of the Acquisition Proposal and, if the Purchaser has proposed to amend the terms of the Bid in accordance with Section 11, the Securityholder shall have determined, acting reasonably, that the Acquisition Proposal is a Superior Bid compared to the proposed amendment to the terms of the Bid by the Purchaser; and

(c)	By the Purchaser by notice to the Securityholder if:

(i)
the Securityholder has not complied in any material respect with its covenants contained herein or if any representation or warranty of the Securityholder under this Lock-Up Agreement is untrue or incorrect in any material respect;

(ii)	the Purchaser elects to not commence the Bid as contemplated herein;

(iii)	any condition to the Offer is not satisfied or waived prior to the Expiry Time and the Offeror elects not to waive such condition;

(iv)	the Purchaser concludes in its reasonable judgment that a condition to the Offer cannot be satisfied on or before the Specified Completion Date; or

(v)
at any time after the Specified Completion Date, at the time notice of termination is given to the Securityholder, the Shares have not been taken-up and paid for under the Offer, other than by reason of a breach by the Purchaser of, or non-compliance by the Purchaser with, the terms and conditions of this Lock-Up Agreement.

10.           The Securityholder may not terminate this Lock-Up Agreement under section 9(b)(i), and the Purchaser may not terminate this Lock-Up Agreement under section 9(c)(i), if the event or circumstance giving rise to the right of termination is capable of being remedied or cured, unless the notice of termination specifies in reasonable details the particulars of such event or circumstance.  In the event such a notice is given, this Lock-Up Agreement shall terminate upon the expiration of three Business Days from the date of receipt of such notice of termination, but only if such event or circumstance has not been remedied or cured by the defaulting party prior to the expiry of such three-Business Day period.

11.           the Securityholder acknowledges and agrees that, during the Right to Match Period referred to in Section 9(b)(v) or such longer period as the Securityholder may approve for such purpose, the Purchaser shall have the opportunity, but not the obligation, to propose to amend the terms of the Bid.  The Securityholder will review any proposal by the Purchaser to amend the terms of the Bid in order to determine, acting reasonably, whether the Purchaser’s proposal to amend the Bid would result in the Acquisition Proposal not being a Superior Bid compared to the proposed amendment to the terms of the Bid.

12.           No termination pursuant to Section 9 shall prejudice the rights of any party as a result of any breach by any other party of its obligations hereunder.

13.           Upon termination of this Lock-Up Agreement, the Securityholder shall be entitled to withdraw any of the Subject Shares deposited under the Bid.

14.           The Securityholder hereby consents to the Purchaser disclosing the existence of this Lock-Up Agreement in any press release or other public disclosure document only as required by applicable Canadian provincial securities laws.  The Securityholder acknowledges and agrees that a summary of this Lock-Up Agreement and the negotiations leading to its execution and delivery must appear in the Circular.

15.           The rights and benefits conferred under this Lock-Up Agreement shall not be assignable by any party hereto without the prior written consent of the other.  This Lock-Up Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respect successors, permitted assigns, heirs, executors and personal representatives, as the case may be.  This Lock-Up Agreement shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof.

16.           Each of the parties hereto shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other parties may, either before or after the completion of the Bid, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Lock-Up Agreement.

17.           The Securityholder recognizes and acknowledges that this Lock-Up Agreement is an integral part of the Bid, and that the Purchaser would not contemplate proceeding with the Bid unless this Lock-Up Agreement was executed, and that a breach by the Securityholder of any covenant or other commitment contained in this Lock-Up Agreement will cause the Purchaser to sustain injury for which it would not have an adequate remedy at law for money damages.  Therefore, the Securityholder agrees that, in the event of any such breach, the Purchaser shall be entitled to the remedy of specific performance of such covenant or commitment and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the Securityholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

18.           Any notice, consent, waiver, direction or other communication which may or is required to be given pursuant to this Lock-Up Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:

(a)	the Purchaser, addressed as follows:

Trelawney Mining and Exploration Inc.
130 King Street West
Suite 2810
Toronto, ON  M5X 1A6

Attention: Greg Gibson, President and CEO
Telecopier No.: (416) 216-8535

With a copy (which shall not constitute notice) to:

Irwin Lowy LLP
130 Adelaide Street West, Suite 1010
Toronto, ON M5H 3P5

Attention:  Chris Irwin
Telecopier No.: (416) 361-2519

(b)	Securityholder, addressed as follows:

●
Attention: ●
Telecopier No.: ●

or at such other address of which either party may, from time to time on at least two Business Days notice, advise the other party by notice in writing given in accordance with the foregoing. Any such notice, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if prior to 4:00 p.m. at the place of receipt on a Business Day or, if not, on the next Business Day) and if sent by telecopy transmission be deemed to have been given and received at the time of receipt unless actually received on a day other than a Business Day or after 4:00 p.m. at the place of receipt on a Business Day in which case it shall be deemed to have been given and received on the next Business Day.  Any such address for service or telecopier number may be changed by notice given as aforesaid.

19.           This Lock-Up Agreement will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

20.           This Lock-Up Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

IN WITNESS WHEREOF the parties hereto have duly executed this Lock-Up Agreement as of the date first above written.

TRELAWNEY MINING AND EXPLORATION INC.

Per:
Greg Gibson, President and Chief Executive Officer

●	Number of shares beneficially owned or over which the Securityholder exercises control or direction:
Shares
Per:
Name:	Registered holder(s) of such Shares
Title:

SCHEDULE “A”

DEFINITIONS

In the Lock-Up Agreement, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below or be as defined in the definitive take-over bid Offer to Purchase and circular of Trelawney Mining and Exploration Inc. in connection with its offer to acquire all of the outstanding common shares of Augen Gold Corp.

“affiliate”	has the meaning ascribed thereto in the OBCA as of the date hereof;
“Acquisition Proposal”	has the meaning given to it in Section 6 hereof;
“associate”	has the meaning ascribed thereto in the OBCA as of the date hereof;
“Business Day”	means a day other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario and/or any day other than a Saturday, Sunday or statutory holiday in Ontario, as applicable;
“Lock-Up Agreement”	means the Lock-Up Agreement dated July 11, 2011, between the Purchaser and the Securityholder, as amended from time to time;
“Minimum Tender Condition”	has the meaning given in paragraph (a) of Schedule B;
“Offer”	means the offer to purchase Shares made by the Offeror, the terms and conditions of which will be set forth in the Circular;
“OBCA”	means the Business Corporations Act (Ontario), as amended;
“Offeror”	means the Purchaser;
“Option”	means an option to purchase Shares granted by Target pursuant to its stock option plan or other employee compensation arrangement;
“Specified Completion Date”	means the date 120 days from the date of commencement of the Bid;
“subsidiary”	has the meaning ascribed thereto in the OBCA; and
“Target”	means Augen Gold Corp.

SCHEDULE B

CONDITIONS OF THE BID

Notwithstanding any other provision of the Offer, the Offeror will have the right to withdraw or terminate the Offer, and will not be required to take up or pay for, and/or may extend the period of time during which the Offer is open, and/or may postpone taking up or paying for, any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)
there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares that, when added to the Shares beneficially owned by the Offeror and its affiliates (if any), constitutes at least 662/3% of the Shares outstanding (calculated on a fully-diluted basis) (the “Minimum Tender Condition”);

(b)
all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, waived or expired or terminated, each on terms and conditions satisfactory to the Offeror, in its sole discretion;

(c)
the Offeror shall have determined in its sole discretion that no Material Adverse Effect in respect of Target shall have occurred since the date of the Offer or occurred prior to the date of the Offer that was not Disclosed as at the date of the Offer;

(d)
the Offeror shall have determined in its sole discretion that the consummation of the Offer and any Second Step Transaction could not reasonably be expected to have a Material Adverse Effect on any of Target or the Offeror;

(e)
the Offeror shall have determined in its sole discretion that (A) no act, action, suit or proceeding shall have been taken or commenced or, to the knowledge of the Offeror, threatened in writing or taken by or before any Governmental Entity, or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of Law, and (B) no Law, policy, decision or directive (whether or not having the force of Law) shall exist or have been proposed, enacted, promulgated, amended, enforced or applied, in the case of (A) or (B) above:

(i)
to cease trade, enjoin, make illegal, delay or otherwise directly or indirectly prohibit or impose material limitations or conditions on, or make materially more costly, the making of the Offer, the purchase by or the sale to the Offeror of Shares under the Offer, or the rights of the Offeror or Trelawney to own or exercise full rights of ownership of Shares or to complete a Second Step Transaction or which would reasonably be expected to have such an effect;

(ii)
seeking to prohibit or limit the ownership or operation by the Offeror or any of its affiliates of Target or any portion of the business, properties or assets of Target or any of its subsidiaries or affiliates, or to compel the Offeror or any of its affiliates to dispose of or hold separate any portion of the business or assets of Target or any of its subsidiaries; or

(iii)
which otherwise is reasonably likely to have a Material Adverse Effect on Target, any of its subsidiaries, or the Offeror or any of its affiliates or to materially and adversely affect the ability of the Offeror to effect the Offer, take up and pay for Shares under the Offer or complete a Second Step Transaction or which, in the sole discretion of the Offeror, may make it inadvisable for the Offeror to proceed with the Offer, take up and pay for Shares under the Offer or complete a Second Stage Transaction;

(f)
there shall not have occurred, developed or come into effect or existence after the date hereof: (i) any event, action, state, condition or financial occurrence of national or international consequence; (ii) any natural disaster or any acts of terrorism, sabotage, military action, police action or war (whether or not declared) or any escalation or worsening thereof; (iii) any other calamity or crisis; (iv) any Law, action, inquiry; (v) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (vi) any declaration of a banking moratorium or other suspension of payments in respect of banks; (vii) any limitation by any Governmental Entity on, or other event which might effect, the extension of credit by lending institutions or result in any imposition of currency controls; (viii) a material change in the Canadian or other currency exchange rates or a suspension or a limitation on the markets thereof; or (ix) in the case of any of the foregoing existing as at the date hereof, a material acceleration or worsening thereof; or other occurrence of any nature whatsoever, which, in the reasonable judgment of the Offeror, materially adversely affects, or could reasonably be expected to materially adversely affect, the financial, banking or commodity markets in Canada or internationally generally (including metals markets), or the financial condition, business, operations, assets, affairs or prospects of the Offeror or Target or any of their respective subsidiaries, in each case unless the same is acceptable to the Offeror in its reasonable judgment;

(g)
the Offeror shall not have determined in its sole discretion that either Target or any of its subsidiaries is not in compliance in any material respect with any material Contract to which Target or any of its subsidiaries is a party at such time, in each case unless the same is acceptable to the Offeror;

(h)
the Offeror shall have determined in its sole discretion that none of the following exists or has occurred (which was not Disclosed prior to July 11, 2011 and which has not been cured or waived to the Offeror’s satisfaction) or been threatened: (i) any material assets, Contract, right, franchise, concession, claim, licence, option or permit of Target or any of its subsidiaries’ exists, in either case, which might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Shares under the offer, or to proceed with a Second Step Transaction (including any default, impairment or other adverse effect that may ensue as a result of the Offeror completing the Offer, taking up and paying for Shares under the Offer, or proceeding with a Second Step Transaction), in each case unless the same is acceptable to the Offeror;

(i)
the Offeror shall have determined in its sole discretion that neither Target, nor any of its subsidiaries, nor any of their respective directors or officers has taken or proposed to take any action (including, without limitation, the implementation of any defensive tactic), failed to take any action or publicly disclosed that it intends to take any action, and the Offeror shall not have otherwise learned of any previous action taken by Target or any of its subsidiaries which had not been publicly disclosed prior to the announcement by the Offeror of its intention to make the Offer, which, in the sole judgment of the Offeror, might make it inadvisable for the Offeror to proceed with the Offer and/or take up and pay for Shares under the Offer or complete any Second Step Transaction, or that would be materially adverse to the business of Target and its subsidiaries or to the value of the Shares to the Offeror, in each case unless acceptable to the Offeror;

(j)
the Offeror shall not have determined in its sole discretion that either Target or any of its subsidiaries shall have entered into or effectuated any agreement, transaction or reorganization, either alone or with any person, which was not Disclosed prior to July 11, 2011 having the effect of impairing the Offeror’s ability to acquire Shares pursuant to the Offeror of the acquisition of Shares pursuant to the Offer, including, without limitation, (i) the entering into, modifying or terminating of any agreement or arrangement with any directors, senior officers or employees except for such agreements and arrangements entered into, modified or terminated in the ordinary course of business consistent with past practice; (ii) the instituting, cancelling or modifying of any pension plan or other employee benefit arrangement; (iii) the altering of material terms of any of its material Contracts; (iv) acquiring, redeeming or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition, redemption or other reduction in the number of, outstanding Shares or other securities of Target or any of its subsidiaries; (v) waiving, releasing, granting, transferring any right of material value under or amending any existing material Contract; (vi) the incurring of any debt outside of the ordinary course of business consistent with past practice; (vii) any issuance of securities or options to purchase securities of Target or any of its subsidiaries (other than in connection with the exercise, exchange or conversion of Target Options, Target Warrants, convertible securities or other rights to acquire Shares existing prior to July 11, 2011, in accordance with their respective terms and as publicly disclosed prior to July 11, 2011; (viii) any Distributions, other than in the usual and ordinary course of business consistent with past practice; (ix) any agreement or understanding relating to the sale or disposition of, or other dealing with, the businesses or assets of Target, any of its subsidiaries or any part thereof or interest therein or relating to the rights of Target or any of its subsidiaries to manage, operate or control the conduct of the businesses or any part thereof, in each case out of the ordinary course of business consistent with past practice; (x) any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction; (xi) any capital expenditure by Target or any of its subsidiaries not in the ordinary course of business and consistent with past practice; (xii) any transaction not in the usual and ordinary course of business consistent with past practice; (xiii) any amendment to, or waiver of, the articles, by-laws or other constating documents of Target or any of its subsidiaries or any entity in which Target has a direct or indirect material interest; or (xiv) any proposal, plan of intention to do any of the foregoing either publicly announced or communicated by or to Target, in each case unless the same is acceptable to the Offeror acting in its sole discretion;

(k)
the Offeror (directly or through one or more affiliates) shall not have entered into an agreement with Target which contemplates the acquisition, directly or indirectly, of 100% of the Shares in a single transaction approved by Shareholders;

(l)
the Offeror shall not have become aware of any adverse claim, impairment, right, interest, limitation or other restriction of any kind whatsoever not specifically and publicly disclosed by Target prior to July 11, 2011, in respect of any of the properties or assets of Target or any of its subsidiaries; and

(m)
the Offeror shall not have become aware of any material misstatement, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made at the date it was made (after giving effect to all subsequent filings prior to July 11, 2011 in relation to all matters covered in earlier filings) in any document included in the Target Public Disclosure Record, in each case unless the same is acceptable to the Offeror in its sole discretion.